experian®

RECEIVED

2007 SEP 20 A 6:45

14 September 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA





07026795

SUPPL

Dear Sirs:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter dated 10 July 2007, we are not including in this submission a copy of the documents listed in the enclosed Schedule and which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS
15 AUGUST 2007 TO 14 SEPTEMBER 2007

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
22/08/2007		Director/PDMR Shareholding
24/08/2007		Director/PDMR Notification
31/08/2007		Total Voting Rights
10/09/2007		Director/PDMR Shareholding
14/09/2007		Blocklisting Interim Review

END